8-4-04

SECURITIE [barcode] ISSION

04019351

RECD S.E.C.
AUG 3 2004

AH 8/3/2004

SEC FILE NUMBER
8- 51285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lake Forest Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South LaSalle Street, Suite 1210
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Buhler 312/795-1970
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name — if individual, state last, first, middle name)

9661 West 143rd Street (Address) Orland Park (City) Illinois (State) 60462 (Zip Code)

PROCESSED
AUG 05 2004
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

LAKE FOREST SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

LAKE FOREST SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

LAKE FOREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	105,346
Deposit with clearing organization		54,382
Due from clearing organization		45,192
Prepaid expenses		51
Vehicle, less accumulated depreciation of $9,161		31,319
Total assets	$	236,290

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	162
Commissions payable		17,565
Accrued expenses		2,136
Total liabilities		19,863
Members' equity		216,427
Total liabilities and members' equity	$	236,290

See notes to financial statements.

LAKE FOREST SECURITIES, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions	$ 916,067	
Interest	1,996	
Total revenues		$ 918,063
Expenses:		
Commissions and clearing fees	495,659	
Compensation and related expenses	204,569	
Communications and data processing	25,170	
Occupancy	24,368	
Other expenses	29,423	
Total expenses		779,189
Net income		$ 138,874

See notes to financial statements.

LAKE FOREST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

Balance at beginning of year	$ 219,753
Net income	138,874
Distributions to members	(142,200)
Balance at end of year	$ 216,427

See notes to financial statements.

LAKE FOREST SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income	$ 138,874	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,161	
Changes in operating assets and liabilities:		
Increase in deposit with clearing organization	(208)	
Decrease in due from clearing organization	48,379	
Decrease in accounts payable	(4,496)	
Decrease in commissions payable	(41,156)	
Decrease in accrued expenses	(964)	
Net cash provided by operating activities		$ 149,590
Cash flows from investing activities:		
Purchase of vehicle		(40,480)
Cash flows from financing activities:		
Distributions paid to members		(142,200)
Net decrease in cash		(33,090)
Cash at beginning of year		138,436
Cash at end of year		$ 105,346

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lake Forest Securities, LLC (The "Company") was organized under the Limited Liability Company Act of Illinois in 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides security execution services to retail customers primarily in the Chicago area. Customer transactions are cleared on a fully disclosed basis through another broker.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Depreciation

The vehicle is stated at cost and depreciated using an accelerated method over the estimated useful life of the asset.

NOTE 2. CASH FLOW INFORMATION

There was no cash paid during the year for interest or income taxes.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a fully disclosed broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2003, the Company had net capital of $180,675 which was $80,675 in excess of its required net capital of $100,000. The Company's net capital percentage was 10.99%.

NOTE 4. CONTINGENCIES

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits, the Company's deposit with its clearing organization and amounts due from the clearing organization.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions.

The Company uses one clearing organization for its operations. The Company maintains a deposit at the clearing organization. The Company manages this risk by monitoring the performance of the clearing organization and maintains its clearing deposit in government securities.

NOTE 6. OPERATING LEASE COMMITMENT

The Company leases office space under an operating lease expiring in April, 2005. The lease requires the Company to pay its proportionate share of real estate taxes and all direct costs of operations, repair and maintenance and management of the building over a base amount. Rent expense for the year ended December 31, 2003 was $24,368.

Future minimum lease payments are as follows:

2004	$	25,346
2005		8,531
Total	$	33,877

NOTE 7. MEMBERS' LIABILITY, INTEREST, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is an Illinois limited liability company established in 1998. The Company's operating agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members

SUPPLEMENTARY INFORMATION

LAKE FOREST SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Total members' equity qualified for net capital	$	216,427
Deductions:		
Non-allowable assets:		
Clearing deposit		4,382
Prepaid expenses		51
Vehicle, net		31,319
Net capital before haircuts on securities positions		180,675
Haircuts on securities		-
Net capital	$	180,675

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$	1,324
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	80,675

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	19,863
Percentage of aggregate indebtedness to net capital		10.99

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

LAKE FOREST SECURITIES, LLC

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section (K)(2)(B) of that rule.

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Members of
Lake Forest Securities, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Lake Forest Securities, LLC ("Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Federal Reserve Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal control and of the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 9, 2004
Orland Park, Illinois

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Members of
Lake Forest Securities, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Lake Forest Securities, LLC as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Forest Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 9-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 9, 2004
Orland Park, Illinois

9661 W. 143rd St. • Orland Park, IL 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895